Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As a foreign private issuer, the Company may rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 to the extent applicable to its forward-looking statements. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or similar expressions. These statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied.

Forward-looking statements in this report include, but are not limited to, statements relating to:

●	the Compan’s ability to continue as a going concern and management’s plans to increase revenue and secure additional financing;

●	expectations regarding the Company’s digital asset holdings, including the fair value and potential volatility of Native BNB and Tether USD;

●	the anticipated collection of receivables; and

●	the effect of PRC government regulations, foreign exchange controls and tax policies on the Company’s business and results of operations.

These forward-looking statements involve risks and uncertainties that may cause actual results to differ materially, including, but not limited to:

●	substantial doubt about the Company’s ability to continue as a going concern;

●	significant price volatility, regulatory uncertainty and custodial risks associated with the Company’s digital asset holdings;

●	risks associated with operating in the PRC, including changes in laws and regulations, currency exchange rate fluctuations and restrictions on convertibility of the Renminbi;

●	the Company’s reliance on contractual arrangements with variable interest entities to conduct its operations in China;

●	concentration of revenue among a limited number of customers and reliance on a single reportable segment;

●	the Company’s ability to maintain its listing on the Nasdaq Capital Marketand

●	other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission on April 23, 2026.

You should not place undue reliance on any forward-looking statements, which are made only as of the date of this report. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Operating Results

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we historically conducted all of our operations in China through the Contractual Arrangements with Gongwuyuan which is a variable interest entity (“VIE”), and its subsidiaries. As described in more detail in the section “Recent Development – Disposition of Assets,” on June 25, 2026, we completed the disposition of 100% of our equity interests in Juxing, which controls Gongwuyan through the VIE arrangements (the “Disposition”). As of the date of this report, we no longer control Gongwuyan.

In connection with the foregoing, on July 8, 2025 we incorporated Baiya Chengdu, and on December 23, 2025 we incorporated Chuzhou. Chuzhou is wholly owned by Baiya Chengdu, collectively, the “PRC operating entities.” Since the Disposition, we operate our business through Chuzhou, a wholly-owned subsidiary incorporated under the laws of China. Since the Disposition, we no longer operate our business in the PRC based on a VIE model. Chuzhou operates in the same business sector in which Gongwuyuan operated.

We operate an intelligent SaaS-enabled new-economy human capital platform focused on the full lifecycle management of freelance talent. Our business covers multiple vertical sectors, including gaming and esports, online education, home appliance repair, and content e-commerce. Through our online intelligent matching system, we provide precise matching services between enterprise clients and freelancers, along with standardized management tools and workflows. In addition, we plan to continue expanding into new service categories and regional markets to further enhance our platform’s service capabilities. We plan to provide effective solutions for enterprise clients seeking efficient, customized flexible staffing across vertical industries and for freelancers requiring precise opportunity matching, skills development, and entrepreneurial incubation support.

Intelligent Matching and SaaS Platform Business

Our human resources service platform operates in China through our proprietary SaaS system. We aim to provide enterprise clients with efficient, customized talent solutions while offering freelancers precise opportunity matching, skills development pathways, and entrepreneurial incubation support. Our clients typically include enterprises with flexible staffing needs across various vertical industries, such as online education institutions, home appliance repair chains, content e-commerce brands, and gaming and esports companies.

Our typical business model involves enterprise clients posting service demands on the platform. Our intelligent matching engine, powered by deep learning and semantic analysis models, deeply integrates user business data, behavioral data, server data, and third-party data sources, while establishing differentiated feature-tagging matrices for each service vertical. The system measures recommendation results through multi-dimensional, multi-indicator real-time performance analytics, generating rapid feedback loops that drive continuous algorithmic iteration. Ultimately, the platform aims to recommend the most suitable high-match professionals for enterprise clients based on specific project requirements, significantly improving matching speed and service delivery efficiency across all verticals.

In terms of transaction workflow, enterprise clients and freelancers reach cooperation agreements through the platform. The platform records the entire service process and provides standardized management workflows to ensure service quality. We typically charge our clients a platform service fee calculated as a percentage of the applicable transaction value or service fee, with specific rates varying by vertical characteristics and cooperation models.

Business Launch and Cold-Start Strategy

Our business launch strategy adopts a “resource introduction, technology first, precision cold-start” approach. During the preparatory phase, we leveraged the extensive client resource network accumulated by our shareholder, Boya International, in the human resources sector to pre-secure a group of seed enterprise clients with verified, high-frequency service demands across multiple vertical scenarios. Concurrently, relying on the AI industry experience and technical team of Anhui Zhongzhou Kechuang Industrial Technology Co., Ltd., we rapidly completed the development of the intelligent matching engine prototype and the SaaS platform infrastructure.

Following the Disposition and incorporation of Chuzhou, our core products entered an internal beta testing phase. Through a small-scale invitation-only program, we introduced qualified freelancers and seed clients who had undergone vetting, validating the end-to-end workflow encompassing “demand posting—intelligent matching—service delivery—evaluation feedback” in real-world scenarios. During the initial launch phase, we focused on home appliance repair and content e-commerce as priority verticals, complemented by offline partnerships with flexible employment stations, university alliances, and training institutions on the talent supply side. These efforts allowed us to accumulate early success cases and high-quality matching feature data, providing initial fuel for algorithm iteration and ensuring the establishment of reliable service reputation during the platform’s cold-start phase.

Key Factors that Affect Our Results of Operations

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our operating results.

Results of Operations

Comparison of the Six Months ended June 30, 2026 and 2025

The following table summarizes our results of operations for the six months ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended June 30,
	2026		2025		Variance
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Net revenues	$756,805	100.00%	$-	-%	$756,805	100.00%
Cost of revenues	679,307	89.76%	-	-%	679,307	100.00%
Gross profit	77,498	10.24%	-	-%	77,498	100.00%

Operating expenses
Selling expenses	356,537	47.11%	327,891	-%	28,646	8.74%
General and administrative expenses	3,164,070	418.08%	4,817,512	-%	(1,653,442)	(34.32)%

Total operating expenses	3,520,607	465.19%	5,145,403	-%	(1,624,796)	(31.58)%

Loss from operations	(3,443,109)	(454.95)%	(5,145,403)	-%	1,702,294	(33.08)%

Other income (expenses)
Interest income	19,366	2.56%	142	-%	19,224	13,538.03%
Other income	83,330	11.01%	3,638	-%	79,692	2,190.54%

Total other income	102,696	13.57%	3,780	-%	98,916	2,616.83%

Loss before income tax	(3,340,413)	-441.38%	(5,141,623)	-%	1,801,210	(35.03)%

Less: income tax expense	127	0.02%	-	-%	127	100.00%

Net loss from continuing operation	(3,340,540)	(441.40)%	(5,141,623)	-%	1,801,083	(35.03)%
Net income from discontinued operations	912,298	120.55%	405,921	-%	506,377	124.75%

Net loss	(2,428,242)	(320.85)%	(4,735,702)	-%	2,307,460	(48.72)%

Less: net income attributable to non-controlling interests from continuing operation	2,909	0.38%	-	-%	2,909	100.00%
Less: net income attributable to non-controlling interests from discontinued operation	1,686	0. %	21,576	-%	(19,890)	(92.19)%

Net loss attributable to the Company from continuing operation	(3,343,449)	(441.78)%	(5,141,623)	-%	1,798,174	(34.97)%
Net income attributable to the Company from discontinued operation	910,612	120.32%	384,345	-%	526,267	136.93%

Net loss attributable to common shareholders of Baiya International Group Inc.	$(2,432,837)	(321.46)%	$(4,757,278)	-%	$2,324,441	(48.86)%

Net revenues

Disaggregation of Revenue

For the six months ended June 30, 2026 and 2025, all of the Company’s revenue was generated in the PRC. The Company disaggregates revenue into the revenue streams shown in the following table:

	For the Six Months Ended June 30,
	2026	2025
Category of Revenue
Intelligent Matching and SaaS Platform	$687,562	$-
Business management and consulting services	69,243	-
Total revenues	$756,805	$-

For the six months ended June 30, 2026 and 2025, the revenue from discontinued operations were $1,948,681 and $7,261,545, respectively, mainly for entrusted recruitment services and project outsourcing services.

Revenue from Intelligent Matching and SaaS Platform

For the six months ended June 30, 2026 and 2025, revenue from the Intelligent Matching and SaaS Platform was $687,562 and nil, representing an increase of $ 687,562, or 100.00%. We started our Intelligent Matching and SaaS Platform business in 2026.

Revenue from business management and information system consulting services

Revenue from business management and information system consulting services was $ 69,243 for the six months ended June 30, 2026, compared to nil for the six months ended June 30, 2025, representing an increase of $ 69,243 or 100.00%. We start our business management and information system consulting services in 2026.

Cost of revenues

Total cost of revenue increased by $679,307, or 100%, from nil for the six months ended June 30, 2025 to $679,307 for the six months ended June 30, 2026.

The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Category of cost of revenues
Intelligent Matching and SaaS Platform	$643,647	$-
Business management and consulting services	35,660	-
Total cost of revenues	$679,307	$-

Cost of revenues for Intelligent Matching and SaaS Platform services increased by $643,647, or 100.0%, from nil for the six months ended June 30, 2025 to $643,647 for the six months ended June 30, 2026. The increase was primarily attributable to the commencement and growth of our Intelligent Matching and SaaS Platform services in 2026. Cost of revenues for these services primarily consisted of system integration and software service fees, transaction revenue-sharing and payment processing fees associated with our intelligent revenue-sharing system, as well as employee compensation and other service-related fees.

Cost of revenues for business management and consulting services increased by $35,660, or 100.0%, from nil for the six months ended June 30, 2025 to $35,660 for the six months ended June 30, 2026. The increase was primarily attributable to the commencement of our business management and consulting services in 2026 and the related increase in revenues. Cost of revenues for these services primarily consisted of professional fees for outsourced technology services, employee compensation, and other service-related fees.

For the six months ended June 30, 2026 and 2025, the cost of revenue from discontinued operations were $1,581,570 and $6,535,524, respectively.

Gross profit and gross margin

Gross profit for Intelligent Matching and SaaS Platform services

Gross profit for the Intelligent Matching and SaaS Platform services was $43,915 and nil for the six months ended June 30, 2026 and 2025, respectively. The gross profit margin was 6.39% and nil for the six months ended June 30, 2026 and 2025, respectively. We start our Intelligent Matching and SaaS Platform business in 2026.

Gross profit for business management and consulting

Gross profit for the business management and consulting services was $33,583 and nil for the six months ended June 30, 2026 and 2025, respectively. We start our business management and information system consulting services in 2026.

For the six months ended June 30, 2026 and 2025, the gross profit from discontinued operations were $367,111 and $726,021, respectively.

Operating expenses

Operating expenses decreased by $1,624,796, or 31.58%, from $5,145,403 for the six months ended June 30, 2025, to $3,520,607 for the six months ended June 30, 2026. The change was mainly due to a decrease of $1,653,442 in general and administrative expenses which was partly offset by an increase of $28,646 in selling expenses as explained below.

Selling expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses. Selling expense was $356,537 for the six months ended June 30, 2026, compared to $327,891, for the six months ended June 30, 2025, representing an increase of $28,646, or 8.74%, which was primarily due to the $83,333 increase in advertising and promotion expense, which was partly offset by $52,714 decrease in meal and entertainment expense.

General and administrative expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, office rent and management expenses, and office utilities and other office expenses. General and administrative expenses were $3,164,070 for the six months ended June 30, 2026, as compared to $4,817,512 for the six months ended June 30, 2025, representing a decrease of $1,653,442, or 34.32%. The decrease in general and administrative expenses were mainly due to decreased consulting and professional service fees by $1,029,276, which mainly included legal fees, professional management fees, stock transfer agent fees, audit and accounting fees, and HR service fees, decreased telecom service expense by $812,500, which was partly offset by increased payroll expenses by $85,351 and increase stock compensation expense by $51,559 and increased other expenses by $51,424.

For the six months ended June 30, 2026 and 2025, the operating expense from discontinued operations were $425,029 and $306,209.

Other income (expenses), net

Other income (expenses), net mainly consisted of interest income, and other income, net with interest expenses. Other income (expenses), net was $102,696 for the six months ended June 30, 2026, mainly consisted of interest income of $19,366 and other income of $83,330. Other income, net was $3,780 for the six months ended June 30, 2025, mainly consisted of interest income of $142 and other income of $3,638.

For the six months ended June 30, 2026 and 2025, the other income from discontinued operations were $972,835 and $5,878.

Income tax expense

Income tax expense was $127 and nil for the six months ended June 30, 2026 and 2025, respectively.

Net income from discontinued operations

For the six months ended June 30, 2026 and 2025, net income from discontinued operations were $912,298 and $405,921, respectively.

Net loss attributable to Baiya

Net loss attributable to common shareholders was $2,432,837 for the six months ended June 30, 2026, compared with $4,757,278 for the six months ended June 30, 2025. The decrease in net loss of $2,324,441 was primarily attributable to an increase in gross profit of $77,498, a decrease in operating expenses of $1,624,796, an increase in other income of $98,916, and an increase in net income attributable to the Company from discontinued operations of $526,267, partially offset by income tax expense of $127 and an increase in net income attributable to non-controlling interests from continuing operations of $2,909, as explained above.

B. Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes our cash on-hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, borrowings, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

We had cash of approximately $1,181,159 and $583,926 and had working capital of approximately $26,385,663 and $21,843,210 as of June 30, 2026 and December 31, 2025, respectively.

Going Concern

As discussed in Note 1 to the consolidated financial statements, the conditions described therein raise substantial doubt about our ability to continue as a going concern within one year from the issuance date of the consolidated financial statements. Management plans to address its liquidity requirements through future operating cash flows and, if necessary, additional debt or equity financing. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or obtain financial support from shareholders.

Substantially all of our current operations are conducted in China and all of our revenue is denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flow Activities

Cash Flows for the Six Months Ended June 30, 2026 and 2025

The following is a summary of cash provided by or used in each of the indicated types of activities during the six months ended June 30, 2026 and 2025, respectively.

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities for continuing operation	$(983,857)	$(6,571,330)
Net cash provided by operating activities for discontinued operation	799,040	185,753
Net cash used in operating activities	(184,817)	(6,385,577)
Net cash used in investing activities for continuing operation	(4,631,956)	(550,695)
Net cash provided by (used in) investing activities for discontinued continuing operation	1,020	(1,704,691)
Net cash used in investing activities	(4,630,936)	(2,255,386)
Net cash provided by financing activities for continuing operation	4,058,212	7,995,267
Net cash used in financing activities for discontinued operation	(221,046)	(124,302)
Net cash provided by financing activities	3,837,166	7,870,965
Effect of exchange rate change on cash	40,805	11,406
Net decrease in cash	(937,782)	(758,592)
Cash, beginning of year (Included $1,535,015 and $1,668,069 from discontinued operations)	2,118,941	1,668,291
Cash, end of period	$1,181,159	$909,699

Operating Activities

Net cash used in operating activities from continuing operation was $983,857 for the six months ended June 30, 2026, mainly derived from (i) net loss from continuing operations of $3,340,540, and non-cash depreciation expense, unrealized loss on digital assets, and stock compensation expense total of $1,484,754; (ii) net changes in operating assets and liabilities, principally comprising of: (a) an increase in cash inflow from advance to suppliers of $811,679, b) an increase in cash inflow from taxes payable of $30,424; (c) an increase in cash inflow from accrued liabilities and other payables of $6,917 and (d) an increase cash inflow from accounts payable of $37,767; which was partly offset by cash outflow on accounts receivable of $11,656, (e) cash outflow on prepaid expenses and other currents assets of $3,202.

Net cash used in operating activities from continuing operations was $6,571,330 for the six months ended June 30, 2025, mainly derived from (i) net loss from continuing operations of $5,141,623, but adjusted by non-cash stock compensation expense of $1,736,736; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in payment for prepaid expense and other current assets of $3,171,083; and (b) an increase in payment for account payable of $300; which was partly offset by (c) an increase in accrued liabilities and other payables $4,940.

Net cash used in operating activities from continuing operations was $983,857 for the six months ended June 30, 2026 compared with net cash used in operating activities from continuing operations of $6,571,330 for the six months ended June 30, 2025, representing a decrease in cash outflow of $5,587,473 for the six months ended June 30, 2026 that was due to (i) decrease in cash outflow from decreased net loss by $1,801,083, which was partly offset by change of non-cash adjustments of $251,982, (ii) decrease cash outflow from prepaid expenses and other current assets by $3,167,881, (iii) increase in cash inflow from advance to suppliers by $811,679; (iv) increase in cash inflow from accrued liabilities and other payables by $1,977, (v) increase in cash inflow from taxes payable by $30,424 and (vi) increase in cash inflow from accounts payable by $38,067, which was partly offset by increased cash outflow on accounts receivable by $11,656.

Net cash provided by operating activities from discontinued operations was $799,040 for the six months ended June 30, 2026 compared with net cash provided by operating activities from discontinued operation of $185,753 for the six months ended June 30, 2025.

Investing Activities

Net cash used in investing activities from continuing operations was $4,631,956 for the six months ended June 30, 2026, which mainly consisted of purchase of fixed assets of $6,330, purchase of digital assets of $3,599,441, cash disposed as a result of disposal of subsidiaries of $932,492 and loan to related parties of $575,249, which was partly offset by gain from sales of digital assets of $81,730, cash received from sale of subsidiary of $199,826 and repayment of loan to third party of $200,000.

Net cash used in investing activities from continuing operations was $550,695 for the six months ended June 30, 2025, which mainly consisted of loan to related parties of $550,695.

Net cash provided by investing activities from discontinued operations was $1,020, compare to net cash used in investing activities of $1,704,691 for the six months ended June 30, 2026 and 2025.

Financing Activities

Net cash provided by financing activities from continuing operations was $4,058,212 for the six months ended June 30, 2026, which was from net proceeds from issuance of common stock.

Net cash provided by financing activities from continuing operations was $7,995,267 for the six months ended June 30, 2025, which was from net proceeds from issuance of common stock.

 Net cash used in financing activities from discontinued operations was $221,046 and $124,302 for the six months ended June 30, 2026 and 2025.

Capital Expenditures

We did not make any material capital expenditures in the six months ended June 30, 2026 and 2025.

C. Significant Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, as an emerging growth company, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for emerging growth companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements contained in our subsequent filings with the SEC may not be comparable to other public companies.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Critical Accounting Estimates and Policies

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management makes about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management bases its estimates and judgments on historical information and on various other assumptions that it believes are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, the assessment of the allowance for credit losses, the valuation allowance for deferred tax assets, the valuation of deferred disposal consideration, and the recoverability of acquisition and service prepayments. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The impact of adopting the new revenue standard was not material to the Company’s consolidated financial statements and there was no adjustment to beginning accumulated deficit on January 1, 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company, through its PRC operating entities, contracts with the labor-demand side companies (employing companies) to facilitate the recruitment labor in PRC. After the disposition of Juxing and subsidiary Pengze, and VIEs Gongwuyuan and its subsidiaries, the Company’s revenue from continuing operations consists of (1) Intelligent Matching and SaaS Platform services and (2) business management and consulting services.

Intelligent Matching and SaaS Platform Business

The Company operates its human resources service platform in China through its proprietary SaaS system, providing enterprise clients with talent matching and workforce solutions and freelancers with employment opportunities.

The Company’s platform enables enterprise clients to post service requirements and uses data analytics, deep learning, and semantic analysis to match qualified professionals with project requirements. The platform also facilitates and manages the service process through standardized workflows. The Company generally charges enterprise clients a service fee based on a percentage of the transaction value or service fee, with rates varying by industry and cooperation model.

The Company recognizes revenue from its intelligent matching and SaaS platform business in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally enters into service arrangements with enterprise customers pursuant to which it provides talent matching, workforce solutions and related service management. The transaction price is generally determined based on a contractual service fee or a percentage of the underlying transaction value. Revenue is recognized when the related performance obligation is satisfied, generally upon completion and acceptance of the agreed-upon services by the enterprise customer. For services provided continuously over a specified service period, revenue is recognized over time as the services are rendered.

Business Management and Consulting Business

The Company also provides business management and consulting services through Baiya Chengdu. The Company diagnoses difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of the business of its customers. The revenue is recognized at a point in time when service is provided.

Expected Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. There was no material transition adjustment upon adoption of CECL. The Company applies the CECL model to accounts receivable, loan receivables and other financial assets measured at amortized cost.

Loan receivables from third parties (see Note 7) are also within the scope of ASC 326. Management estimates expected credit losses on these balances using a methodology consistent with that applied to other financial assets, taking into account the borrower’s credit profile, contractual repayment terms, and current and forward-looking economic conditions.

Accounts Receivable, Net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of credit loss allowance. The Company maintains credit loss allowance for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment patterns, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Income Taxes

We account for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of June 30, 2026 and December 31, 2025, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of June 30, 2026 and December 31, 2025.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 will be effective when the SEC removes the related disclosure or presentation requirement from its existing regulations. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquirer in the Acquisition of a Variable Interest Entity. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting period within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026 and December 31, 2025.